Deloitte LLP 410 West Georgia Street Vancouver BC V6B 0S7 Canada Tel: 604-669-4466 Fax: 778-374-0510 www.deloitte.ca

October 3, 2025

To:

British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission

Department of Justice and Public Safety, Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador

Ontario Securities Commission

The Manitoba Securities Commission

Office of the Superintendent of Securities (Northwest Territories)
Office of the Superintendent of Securities (Nunavut)

Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

RE: Notice of Change of Auditor - Vizsla Silver Corp. (the "Company")

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Company dated October 3, 2025 (the "Notice") and, based on our knowledge of such information at this time, we agree with statements (2), (3), (4) and (6) as they relate to Deloitte LLP and we have no basis to agree or disagree with statements (1), (5) and (7) contained in the Notice.

Yours truly,

/s/ Deloitte LLP

Chartered Professional Accountants